

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Piers VanZiffle
Chief Financial Officer and Director
KBridge Energy Corp
1530 Elizabeth Avenue, Unit 2
Las Vegas, NV 89119

> **Re: KBridge Energy Corp**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed September 2, 2022**
> **File No. 333-102931**

Dear Piers VanZiffle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services